Filed Pursuant to Rule 424(b)(3)
Registration No. 333-153135

SUPPLEMENT NO. 3
DATED APRIL 8, 2011
TO THE PROSPECTUS DATED JANUARY 31, 2011
OF BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.

This Supplement No. 3 supplements, and should be read in conjunction with, the prospectus of Bluerock Enhanced Multifamily Trust, Inc. dated January 31, 2011, Supplement No. 1 dated January 31, 2011, and Supplement No. 2 dated March 2, 2011.  Unless otherwise defined in this Supplement No. 3, capitalized terms used have the same meanings as set forth in the prospectus.  The purpose of this supplement is to disclose the following:

•	information about financial support from, and deferral of certain fees and expenses by, our sponsor;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our annual report on Form 10-K for the year ended December 31, 2010;

•	experts language; and

•	our audited financial statements and the notes thereto as of and for the years ended December 31, 2010 and 2009.

Financial Support From Our Sponsor

Our sponsor has agreed to provide financial support to us, as necessary, sufficient for us to satisfy all of our obligations and debt service requirements as they come due until at least January 1, 2012 and will satisfy, on a timely basis, all of our liabilities and obligations that we are unable to satisfy when due from March 28, 2011, through and including January 1, 2012. Our sponsor has also agreed to defer payment of current year property and asset management fees and operating expenses that are allocated to us, acquisition fees, property and asset management fees and other costs, and operating expenses which have been accrued as of December 31, 2010, and offering costs advanced on our behalf.  In addition, our sponsor, which has management control of the affiliates that are lenders to us, has the authority to extend and will extend our notes outstanding beyond December 31, 2011, depending on our ability to repay those obligations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements, and the notes thereto, included in this supplement.

Overview

We are a recently formed Maryland corporation that intends to qualify as a REIT with our taxable year ended December 31, 2010.

As of May 20, 2010 we had received gross offering proceeds sufficient to satisfy the minimum offering amount. Accordingly, we broke escrow with respect to subscriptions received from all states in which our shares are currently being offered.  As of March 18, 2011 we had accepted aggregate gross offering proceeds of $6,204,030.  We will experience a relative increase in liquidity as we accept additional subscriptions for shares and a relative decrease in liquidity as we spend net offering proceeds in connection with the acquisition, development and operation of our assets.

We intend to make reserve allocations as necessary to aid our objective of preserving capital for our investors by supporting the maintenance and viability of properties we acquire. If reserves and any other available income become insufficient to cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, refinancing properties or liquidating our investment in one or more properties. There is no assurance that such funds will be available or, if available, that the terms will be acceptable to us.

We intend to make an election to be taxed as a REIT under Section 856(c) of the Internal Revenue Code. In order to qualify as a REIT, we must distribute to our stockholders each calendar year at least 90% of our taxable income (excluding net capital gains). If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify as a REIT for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and results of operations.

Our Investment Strategy

We intend to achieve our investment objectives by acquiring a diverse portfolio of real estate and real estate-related investments. We plan to diversify our portfolio by investment type, size, property location and risk with the goal of attaining a portfolio that will generate attractive returns for our investors, with the potential for capital appreciation. Our targeted portfolio allocation is as follows:

•
Enhanced Multifamily. We intend to allocate approximately 50% of our portfolio to investments in well-located, institutional quality multifamily properties that we believe demonstrate strong and stable cash flows, typically located in supply constrained sub-markets with relatively high expectations of rent growth. As appropriate, we intend to implement our advisor’s Enhanced Multifamily strategy (as described in the prospectus relating to our ongoing public offering) at these properties, which we anticipate will create sustainable long-term increases in property value and lead to increased returns to our investors by, among other benefits, generating higher rental revenue and reducing resident turnover.

•
Value-Added Residential. We intend to allocate approximately 30% of our portfolio to investments in well-located, residential properties that offer a significant potential for short-term capital appreciation through repositioning, renovation or redevelopment. In addition, we will seek to acquire properties available at opportunistic prices from distressed or time-constrained sellers in need of liquidity. As appropriate, we intend to implement our advisor’s Enhanced Multifamily strategy at these properties as well.

•
Real Estate-Related Investments. We intend to allocate approximately 20% of our portfolio in other real estate-related investments with the potential for high current income or significant total returns. These investments could include first and second mortgages, subordinated, bridge and other loans, debt and other securities related to or secured by real estate assets, and common and preferred equity, which may include securities of other REITs and real estate companies.  Excluded from this 20% allocation is joint venture investments in which we exercise some control.  Subject to the provisions of our charter, some of these investments may be made in connection with programs sponsored, managed or advised by our affiliates or those of our advisor.

Although the above outlines our target portfolio, we may make adjustments based on, among other things, prevailing real estate market conditions and the availability of attractive investment opportunities. We will not forego an attractive investment because it does not fit within our targeted asset class or portfolio composition. We may use the proceeds of this offering to purchase or invest in any type of real estate or real estate-related investment which we determine is in the best interest of our stockholders, subject to the provisions of our charter which limit certain types of investments.

Our primary objectives are to raise capital and to take advantage of favorable investment opportunities.  We believe that the current economic environment will result in investment opportunities for many high-quality real estate investments.  To the extent that we have capital available to invest, we plan to actively pursue investment opportunities to continue to execute our business plan.

Results of Operations

Year ended December 31, 2010 as compared to the year ended December 31, 2009

The SEC declared the registration statement for this offering effective on October 15, 2009, and we retained Select Capital Corporation to serve as our dealer manager for this offering.  Our results of operations as of December 31, 2010 are not indicative of those expected in future periods as we are in our organizational and development stage.

Net loss increased $1.9 million when compared to the 2009 period.  We began our operations on December 3, 2009 with our acquisition of our 37.5% indirect equity interest in the Springhouse property.  During 2010 we acquired indirect equity interests in four additional properties.

We accounted for the acquisitions of our interests in properties through managing member LLCs in accordance with the provisions of the Consolidation Topic of the FASB ASC.  We analyze our investments in joint ventures to determine if the joint venture is a variable interest entity (a “VIE”) and would require consolidation. We (a) evaluate the sufficiency of the total equity at risk, (b) review the voting rights and decision-making authority of the equity investment holders as a group, and whether there are any guaranteed returns, protection against losses, or capping of residual returns within the group and (c) establish whether activities within the venture are on behalf of an investor with disproportionately few voting rights in making this VIE determination. We would consolidate a venture that is determined to be a VIE if we were the primary beneficiary. Beginning January 1, 2010, a new accounting standard became effective and changed the method by which the primary beneficiary of a VIE is determined to a primarily qualitative approach whereby the variable interest holder, if any, that has the power to direct the VIE’s most significant activities is the primary beneficiary. To the extent that our joint ventures do not qualify as VIEs, we further assess the existence of a controlling financial interest under a voting interest model to determine whether the venture should be consolidated.

Under the equity method of accounting, our investments in the joint ventures are included on our balance sheet; however, the assets and liabilities of the joint ventures for which we use the equity method are not included on our balance sheet.

Management and Oversight fees were approximately $223,000 for the year ended December 31, 2010.  This represents the 1% asset management fee due to the Advisor for oversight of the properties and was $214,000 higher than 2009 due to the acquisitions made in 2010.

Acquisition costs were approximately $363,000 for the year ended December, 31, 2010 and relate to the acquisitions of Creekside, Meadowmont, Augusta and Hillsboro properties.  Acquisition costs were approximately $192,000 in 2009 as a result of the Springhouse acquisition.

General and administrative expenses were approximately $315,000 and include allowable operating expenses up to the 2% of average invested assets threshold.  General and administrative expenses were approximately $45,000 in 2009.  The increase in 2010 is due to increased assets on which to base the average invested assets calculation and a full year of operations compared to 2 ½ months in 2009.

Interest expense was approximately $259,000 and was for interest related to our affiliate notes used to fund our interests in the joint ventures.  Interest expense was $15,000 for 2009 and was related to an affiliate loan to fund our interest in the Springhouse joint venture.

Equity in loss of unconsolidated joint ventures was approximately $1.1 million for the year ended December 31, 2010 and represents our ownership share of net loss from our investments in the managing member JV Entities.  The table below reflects the components of the $1.1 million loss:

	Springhouse	Creekside	Meadowmont	Augusta	Hillsboro	Total
Property Operating Results:
Rental revenue	$3,881,600	$1,423,900	$2,866,300	$931,900	$806,700	$9,910,400
Operating expenses	1,747,500	690,100	1,005,300	338,800	261,000	4,042,700
Net Operating Income (NOI)(1)	2,134,100	733,800	1,861,000	593,100	545,700	5,867,700
Interest Expense	(1,342,900)	(567,100)	(1,173,100)	(258,500)	(239,500)	(3,581,100)
Acquisition fees		(602,900)	(499,700)	(373,100)	(463,800)	(1,939,500)
Depreciation and amortization	(1,670,000)	(745,100)	(1,598,000)	(614,800)	(511,400)	(5,139,300)
Net loss	(878,800)	(1,181,300)	(1,409,800)	(653,300)	(669,000)	(4,792,200)
Net loss attributable to JV partners	544,019	892,530	1,177,400	486,238	580,292	3,680,479
	$(334,781)	$(288,770)	$(232,400)	$(167,062)	$(88,708)	$(1,111,721)
Amortization of deferred financing costs paid on behalf of joint ventures						(35,503)
Equity in net loss of unconsolidated joint ventures						$(1,147,224)

(1)
We evaluate the performance of our properties based upon NOI, which is a non-Generally Accepted Accounting Principle (“GAAP”) supplemental financial measure.  We use NOI to evaluate the operating performance of our real estate and to make decisions concerning the operation of the property.  We believe that NOI is essential to the investor in understanding the value of income-producing real estate.  Net Income is the GAAP measure that is most directly comparable to NOI; however, NOI should not be considered as an alternative to net income as the primary indicator of operating performance as it excludes certain items such as depreciation and amortization, interest expense and corporate general and administrative expenses.  Additionally, NOI as defined by us may not be comparable to other REITs or companies as their definitions of NOI may differ from our definition.

(2)	Aggregate debt service ratio of 1.64.

The following is a summary of our investments as of December 31, 2010.
Multifamily Community	Date Acquired	Number of Units	Occupancy %	NOI (1) (in thousands)	Debt Service Coverage Ratio	Indirect Equity Interest in Property
Springhouse at Newport News	12/03/2009	432	92%	$2,134	1.59	37.50%
The Reserve at Creekside Village	03/31/2010	192	97%	$734	1.29	23.31%
The Apartments at Meadowmont	04/09/2010	258	92%	$1,861	1.59	16.25%
The Estates at Perimeter	09/01/2010	240	90%	$593	2.29	25.00%
Gardens at Hillsboro Village	09/30/2010	201	96%	$546	2.28	12.50%
(1)	Please see table above for a reconciliation of our net loss to our NOI.

Year ended December 31, 2009 compared to the year ended December 31, 2008

During the period from inception (July 25, 2008) to December 31, 2008, we had been formed but had not yet commenced operations, as we had not yet begun this offering.  The results of operations represent our consolidated results from December 3, 2009, the date of our first acquisition, through December 31, 2009 and are not indicative of operating results for a full year.

Management and oversight fees were approximately $9,000 and represent the 1% asset management fee due to the Advisor for oversight of the property.

Acquisition costs were approximately $192,000 as a result of the Springhouse investment.

General and administrative expenses were approximately $45,000 and include allowable operating expenses up to the 2% of average invested assets threshold permitted under our charter limitations on total operating expenses.

Interest expense was approximately $15,000 and was related to an affiliate loan to fund our interest in the Springhouse property.

Equity in loss of unconsolidated joint venture was approximately $177,000 and represents our ownership share of net loss from our investment in the Springhouse Managing Member JV Entity acquired December 3, 2009 and is detailed as follows:
Springhouse
Rental revenue	$309,000
Operating expenses	100,800
NOI	208,200
Interest Expense	(106,700)
Income after debt service	101,500
Acquisition fees	(361,800)
Depreciation and amortization	(211,000)
Net loss	(471,300)
Net loss attributable to the JV partners	294,548
$(176,752)
Amortization of deferred financing costs paid on behalf of joint ventures	(365)
Equity in net loss of unconsolidated joint ventures	$(177,117)

Organization and Offering Costs

Some of our organization and offering costs were initially being paid by the Advisor, the dealer manager and their affiliates on our behalf. These organization and offering costs include all expenses (other than selling commissions and the dealer manager fee) to be paid by us in connection with our initial public offering, including but not limited to (i) legal, accounting, printing, mailing and filing fees; (ii) charges of the escrow holder; (iii) reimbursement of the dealer manager for amounts it may pay to reimburse the bona fide diligence expenses of broker-dealers; (iv) reimbursement to the advisor for the salaries of its employees and other costs in connection with preparing supplemental sales materials; (v) the cost of educational conferences held by us (including the travel, meal and lodging costs of registered representatives of broker-dealers); and (vi) reimbursement to the dealer manager for travel, meals, lodging and attendance fees incurred by employees of the dealer manager to attend retail seminars conducted by broker-dealers. The Advisor and its affiliates have incurred on our behalf organization and offering costs of approximately $2.8 million through December 31, 2010. Pursuant to the advisory agreement and the dealer manager agreement, we are obligated to reimburse our advisor, the dealer manager or their affiliates, as applicable, for organization and other offering costs paid by them on our behalf; however, our advisor is obligated to reimburse us to the extent selling commissions, dealer manager fees and organization and other offering costs incurred by us exceed 15% of gross proceeds from our ongoing initial public offering. Through December 31, 2010, including shares issued through our DRIP, we had sold 677,618 shares in this offering for gross offering proceeds of $6,204,030 and recorded organization costs of $49,931, other offering costs of $1,339,397 and selling commissions and dealer manager fees of $565,329.

Liquidity and Capital Resources

We are offering a maximum of $1,000,000,000 in shares and a minimum of $2,500,000 in shares of our common stock in our primary offering, at an offering price of $10.00 per share, with discounts available for certain categories of purchasers.  We also are offering up to $285,000,000 in shares pursuant to our distribution reinvestment plan at $9.50 per share.

Our principal demands for cash will be for acquisition costs, including the purchase price of any properties, loans or securities we acquire, and construction and development costs and the payment of our operating and administrative expenses, continuing debt service obligations and distributions to our stockholders. Generally, we will fund our acquisitions from the net proceeds of our public offering. We intend to acquire our assets with cash and mortgage or other debt, but we may acquire assets free and clear of permanent mortgage or other indebtedness by paying the entire purchase price for the asset in cash or in units of limited partnership interest in our operating partnership. Due to the delay between the sale of our shares and our acquisitions, there may be a delay in the benefits to our stockholders, if any, of returns generated from our investments.

We generally expect to meet our short-term liquidity requirements, such as our operating and administrative expenses, continuing debt service obligations and the payment of distributions, through net cash provided by operations and net proceeds raised in our public offering.  Operating cash flow is expected to increase as additional investments are added to our portfolio.  We are continuing to raise proceeds in our ongoing public offering; however, we suspended our offering on November 17, 2010 in order to restate certain of our financial statements and selling efforts did not recommence until March 2, 2011.  In order to fund general working capital while our offering was suspended, on January 20, 2011 we entered a loan agreement for a line of credit with an affiliate of our sponsor that permits us to borrow up to $500,000 and we have borrowed $150,000 as of March 18, 2011.  Our current corporate operating expenses exceed the cash flow received from our investments in real estate joint ventures.  If the rate at which we raise offering proceeds does not improve significantly, our general and administrative costs will remain higher relative to the size of our portfolio and we may be required to incur additional debt to fund our operations.  To the extent cash on hand is not sufficient to meet our short-term liquidity requirements, we expect to utilize credit facilities obtained from affiliates or unaffiliated third parties. Our sponsor has also agreed to defer payment of asset management fees, acquisition fees and operating and offering costs advanced on our behalf and current year reimbursable operating expenses through 2011 as well as to fund any remaining cash shortfall, as necessary. In addition, as our sponsor has management control of the affiliates that are lenders to us and thus has the authority to extend the notes that have maturities in 2011, it has committed to extend such notes based on our ability to repay those obligations.

In addition, our policy is generally to pay distributions from cash flow from operations. However, some or all of our distributions to date have been paid from proceeds from our public offering and may in the future be paid from additional sources, such as from borrowings, advances from our advisor, and our advisor’s deferral of its fees and expense reimbursements.  We expect to meet our long-term liquidity requirements, such as scheduled debt maturities and repayment of short-term financing of future property acquisitions, through long-term secured and unsecured borrowings.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of properties and undistributed cash flow.

Our charter prohibits us from incurring debt that would cause our borrowings to exceed 300% of our net assets unless a majority of our independent directors approves the borrowing. Our charter also requires that we disclose the justification for any borrowings in excess of the 300% leverage guideline in the next quarterly report. Our independent directors approved the borrowing of up to approximately $10.3 million to purchase the Springhouse, Creekside, Meadowmont, Augusta and Hillsboro properties resulting in a leverage ratio in excess of the 300% guideline. The independent directors determined that the excess leverage was justified for the following reasons:

•	the loans enabled us to purchase the property and earn rental income more quickly;

•
the property acquisition is likely to increase the net offering proceeds from our initial public offering, thereby improving our ability to meet our goal of acquiring a diversified portfolio of properties to generate current income for investors and preserve investor capital;

•	the loans are non-recourse to us; and

•	the prospectus for our initial public offering disclosed the likelihood that we would exceed the charter’s leverage guidelines during the early stages of the offering.

Cash Flows From Operating Activities

As of December 31, 2010, we owned indirect equity interests in five real estate properties.  During the year ended December 31, 2010, net cash used in operating activities was $870,105 and consisted of the following:

•	A net loss of $2,306,870;

•	Increase in receivables from affiliates of $542,529; and

•	Increase in other assets of $82,679.

This was offset by the following:

•	Cash distributions received for our unconsolidated joint ventures of $392,013;

•	Non cash adjustments that increase our cash flow from operations:

o
loss in unconsolidated joint ventures of $1.1 million.  This amount includes our pro-rata share of (1) non cash adjustment for the depreciation and amortization at the property level and (2) any non-recurring acquisition costs incurred in the year we acquired our indirect equity interest in the property;

o	Non cash adjustment for director’s stock compensation of $56,875; and

•	Increase in accounts payable and accrued liabilities of $465,861.

Cash Flows From Investing Activities

Our cash used in investing for the year ended December 31, 2010 was $5.5 million for the acquisition of the indirect equity interests in the real estate properties indicated above.

Cash Flows From Financing Activities

Our cash flows from financing consist primarily of proceeds from our ongoing initial public offering and proceeds from affiliate loans less distributions paid to our stockholders.  For the year ended December 31, 2010, net cash provided by financing activities was $6.3 million and consisted of the following:

•
$4.3 million of cash provided by offering proceeds related to our initial public offering, net of (1) payments of commissions on sales of common stock and related dealer manager fees in the amount of $565,000, (2) reimbursement of other offering costs to affiliates in the amount of $508,000 and (3) offering costs paid by us directly in the amount of $832,000;

•	$2.1 million of proceeds from affiliate loans, net of repayments.

This was offset by $129,374 of net cash distributions, after giving effect to distributions reinvested by stockholders of $63,000.

Funds from Operations and Modified Funds from Operations

Funds from operations (“FFO”) is a non-GAAP financial measure that is widely recognized as a measure of REIT operating performance.  We consider FFO to be an appropriate supplemental measure of our operating performance as it is based on a net income analysis of property portfolio performance that excludes non-cash items such as depreciation. The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values historically rise and fall with market conditions, presentations of operating results for a REIT, using historical accounting for depreciation, could be less informative.. We define FFO, consistent with the NAREIT’s definition, as net income, computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joints ventures will be calculated to reflect FFO on the same basis.

In addition to FFO, we use modified funds from operations ("Modified Funds from Operations" or "MFFO"), which does not include one-time acquisition expenses to further evaluate our operating performance. We believe that MFFO with this adjustment, like those already included in FFO, is helpful as a measure of operating performance because it excludes costs that management considers more reflective of investing activities or non-operating valuation changes. Accordingly, we believe that MFFO can be a useful metric to assist management, investors and analysts in assessing the sustainability of operating performance. Management's evaluation of our operating performance excludes acquisition expenses based on the following economic considerations:

In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management's investment models and analysis differentiate costs to acquire the investment from the operations derived from the investment. Acquisition costs related to business combinations are to be expensed.  We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of our real estate investments and is consistent with management's analysis of the investing and operating performance of our properties.  In additions, it provides investors with information about our operating performance so they can better assess the sustainability of our operating performance.  Acquisition expenses include those incurred with the Advisor or third parties. The following tables present our calculation of FFO and MFFO for the years ended December 31, 2010 and 2009. Because we have been raising capital in our public offering since our inception, did not commence real estate operations until the end of 2009, and have made several additional equity investments in 2010, the results presented below are not directly comparable and should not be considered an indication of our historical operating performance.

Table 1 presents our pro-rata share of MFFO generated by our indirect equity interest in the properties. Table 2 presents a reconciliation of FFO and  MFFO from our consolidated net loss.

TABLE 1	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
Springhouse	$282,089	$38,076
Creekside	38,980	-
Meadowmont	108,547	-
Augusta	80,882	-
Hillsboro	37,509	-
Pro rata share of property level MFFO(1)	548,007	38,076
Affiliate loan interest(2)	(258,753)	(15,320)
		-
MFFO before operating expenses	289,254	22,756
Operating expenses (3)	(495,739)	(54,896)
MFFO	$(206,485)	$(32,140)

(1)	All properties, except Springhouse were acquired in 2010.

(2)	Short term notes to be paid from proceeds of the equity raise.

(3)	Reflects up to the 2% operating expense limitation on total operating expenses imposed by our charter.

TABLE 2	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
Net loss	$(2,306,870)	$(438,921)
Add:
Pro rata share of unconsolidated JV depreciation and amortization (1)	1,261,477	79,139
FFO	(1,045,393)	(359,782)
Add:
Pro rata share of unconsolidated JV acquisitions costs (1)	426,211	135,689
Acquisition costs per income statement	362,766	191,953
Organizational costs	49,931	-
MFFO	$(206,485)	$(32,140)
(1) This represents our share of depreciation and amortization expense and acquisition costs at the properties that we account for under the equity method of accounting.

Operating cash flow, FFO and MFFO may also be used to fund all or a portion of certain capitalizable items that are excluded from FFO and MFFO, such as tenant improvements, building improvements and deferred leasing costs.

Presentation of this information is intended to assist the reader in comparing the sustainability of the operating performance of different REITs, although it should be noted that not all REITs calculate FFO or MFFO the same way, so comparisons with other REITs may not be meaningful.  FFO or MFFO should not be considered as an alternative to net income (loss), as an indication of our liquidity, nor is either indicative of funds available to fund our cash needs, including our ability to make distributions.  Both FFO and MFFO should be reviewed in connection with other GAAP measurements.

Provided below is additional information related to selected non-cash items included in net loss above, which may be helpful in assessing our operating results.

•	Directors stock compensation of $56,875 and $36,250 was recognized for the years ended December 31, 2010 and 2009, respectively

•	Amortization of deferred financing costs paid on behalf of our joint ventures of approximately $35,503 and $365 was recognized for the years ended December 31, 2010 and 2009, respectively.
Distributions

We intend to make regular cash distributions to our stockholders, typically on a monthly basis. Our Board of Directors will determine the amount of distributions to be distributed to our stockholders. The board’s determination will be based on a number of factors, including funds available from operations, our capital expenditure requirements and the annual distribution requirements necessary to maintain our REIT status under the Internal Revenue Code. As a result, our distribution rate and payment frequency may vary from time to time.  However, to qualify as a REIT for tax purposes, we must make distributions equal to at least 90% of our “REIT taxable income” each year. Especially during the early stages of our operations, we may declare distributions in excess of funds from operations.

Cash amounts distributed to stockholders during the year ended December 31, 2010 were $129,374. Distributions funded through the issuance of shares under the DRIP during the year ended December 31, 2010 were $63,334.  For the year ended December 31, 2010, cash flows used in operations were $870,105.  Accordingly for the year ended December 31, 2010 cash flow from operations did not exceed cash amounts distributed to stockholders.  The shortfall for the year ended December 31, 2010 was funded from proceeds from this offering.

Distributions declared, distributions paid, cash flows from operations and funds from operations (“FFO”) and modified funds from operations (“MFFO”) were as follows:

	Distributions Declared			Distributions Paid
2010	Cash	Reinvested	Total	Cash	Reinvested	Total	Cash Flow from Operations	FFO
Fourth Quarter	$100,266	$15,641	$115,907	$79,343	$29,439	$108,782	$(378,058)	$(95,005)
Third Quarter	52,630	36,802	89,432	45,952	31,422	77,374	(572,386)	(386,805)
Second Quarter	16,764	10,891	27,655	4,079	2,473	6,552	(30,952)	(326,068)
First Quarter (1)	-	-	-	-	-	-	$111,291	($237,515)
Year to Date	$169,660	$63,334	$232,994	$129,374	$63,334	$192,708	$(870,105)	$(1,045,393)
(1)	We paid our first distribution to shareholders on June 1, 2010.

Critical Accounting Policies

Below is a discussion of the accounting policies that management believes are critical.  We consider these policies critical because they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our consolidated financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Accounting for Joint Ventures

We analyze our investments in joint ventures to determine if the joint venture is a variable interest entity (a “VIE”) and would require consolidation. We (a) evaluate the sufficiency of the total equity at risk, (b) review the voting rights and decision-making authority of the equity investment holders as a group, and whether there are any guaranteed returns, protection against losses, or capping of residual returns within the group and (c) establish whether activities within the venture are on behalf of an investor with disproportionately few voting rights in making this VIE determination. We would consolidate a venture that is determined to be a VIE if we were the primary beneficiary. Beginning January 1, 2010, a new accounting standard became effective and changed the method by which the primary beneficiary of a VIE is determined to a primarily qualitative approach whereby the variable interest holder, if any, that has the power to direct the VIE’s most significant activities is the primary beneficiary. To the extent that our joint ventures do not qualify as VIEs, we further assess the existence of a controlling financial interest under a voting interest model to determine whether the venture should be consolidated.

Under the equity method of accounting, our investments in the joint ventures are included on our balance sheet; however, the assets and liabilities of the joint ventures for which we use the equity method are not included on our balance sheet.

Principles of Consolidation

The consolidated financial statements include our accounts and the accounts of our majority-owned or controlled subsidiaries.  All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.  Investments in entities that are VIE’s and where we are not the primary beneficiary, do not control through majority voting interest or where the other owner has substantial participating rights are not consolidated and are reflected as investments in unconsolidated joint ventures under the equity method of accounting.

Off Balance Sheet Arrangements

Investments in Unconsolidated Joint Ventures

We have the following indirect equity interests in unconsolidated joint ventures that own and operate rental properties:

Property	Indirect Equity Interest in Property
Springhouse	37.50%
Creekside	23.31%
Meadowmont	16.25%
Augusta	25.00%
Hillsboro	12.50%

Our unconsolidated subsidiaries are primarily engaged in the management and operation of multifamily real estate properties.  The equity method of accounting (see Critical Accounting Policies) is used for these investments in which we have the ability to exercise significant influence, but not control, over operating and financial policies. As a result, the assets and liabilities of these joint ventures are not included on our balance sheet. Total assets of our unconsolidated subsidiaries were $138 million as of December 31, 2010.

Experts

The consolidated balance sheet of Bluerock Enhanced Multifamily Trust, Inc. as of December 31, 2010, and the consolidated statement of operations, stockholders’ equity, and cash flows for the year then ended, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated balance sheet of Bluerock Enhanced Multifamily Trust, Inc. as of December 31, 2009, and the consolidated statement of operations, stockholders’ equity, and cash flows for the year then ended, have been included herein in reliance upon the report of Freedman & Goldberg, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Bluerock Enhanced Multifamily Trust, Inc.

We have audited the accompanying consolidated balance sheet of Bluerock Enhanced Multifamily Trust, Inc. and subsidiaries as of December 31, 2010, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bluerock Enhanced Multifamily Trust, Inc. and subsidiaries as of December 31, 2010 and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG, LLP

Indianapolis, Indiana
March 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Bluerock Enhanced Multifamily Trust, Inc.

We have audited the accompanying consolidated balance sheet of Bluerock Enhanced Multifamily Trust, Inc. as of December 31, 2009, and the related consolidated statement of operations, stockholders’ equity, and cash flow for the year then ended.   These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bluerock Enhanced Multifamily Trust, Inc. as of December 31, 2009, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Freedman & Goldberg, CPAs, PC

Farmington Hills, MI

March 31, 2010

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
 CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2010	2009
ASSETS

Investments in unconsolidated real estate joint ventures	$6,301,860	$2,385,450
Cash and cash equivalents	125,237	186,863
Due from affiliates	524,248	-
Other assets	82,679	-
TOTAL ASSETS	$7,034,024	$2,572,313

LIABILITIES AND STOCKHOLDERS' EQUITY

Notes payable to affiliates	$4,834,578	$2,754,520
Accounts payable	219,686	15,320
Other accrued liabilities	261,495	-
Due to affiliates	-	18,281
Distributions payable	40,286	-

Total liabilities	5,356,045	2,788,121

Redeemable common stock	63,334

Stockholders' equity
Preferred stock, $0.01 par value, 250,000,000 shares
authorized; none issued and outstanding
Common stock, $0.01 par value, 749,999,000 shares authorized;
677,618 and 37,200 shares issued and outstanding as of
December 31, 2010 and 2009, respectively	6,776	372
Nonvoting convertible stock, $0.01 par value per share;
1,000 shares authorized, issued and outstanding	10	10
Additional paid-in-capital, net of costs	4,586,644	222,731
Cumulative distributions and net losses	(2,978,785)	(438,921)

Total stockholders' equity	1,614,645	(215,808)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,034,024	$2,572,313

See Notes to Consolidated Financial Statements

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC
CONSOLIDATED STATEMENTS OF OPERATIONS

.

	For the years ended December 31,
	2010	2009
Expenses
Asset management and oversight fees to affiliates	$223,436	$9,140
Acquisition costs to affiliates	362,766	191,953
General and administrative	314,691	45,391

Total expenses	900,893	246,484

Other operating activities
Equity in loss of unconsolidated joint ventures (Note 5)	(1,147,224)	(177,117)

Operating loss	(2,048,117)	(423,601)

Other expense

Interest expense to affiliates, net	(258,753)	(15,320)
Total other expense	(258,753)	(15,320)

Net loss	$(2,306,870)	$(438,921)

Basic and diluted loss per share	$(6.95)	$(17.28)

Weighted average number of shares outstanding	333,701	25,405

See Notes to Consolidated Financial Statements

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Convertible Stock		Common Stock
	Number of Shares	Par Value	Number of Shares	Par Value	Additional Paid-in Capital	Cumulative Distributions	Net loss	Total Stockholders' Equity
Balance, January 1, 2009	1,000	$10	22,200	$222	$200,769	$-	$-	$201,001
Issuance of restricted stock, net			15,000	150	36,100			36,250
Deferred offering costs					(14,138)			(14,138)
Net Loss							(438,921)	(438,921)
Balance, December 31, 2009	1,000	10	37,200	372	222,731	-	(438,921)	(215,808)

Issuance of restricted stock, net			7,500	75	56,800			56,875
Issuance of common stock, net			632,918	6,329	4,370,447			4,376,776
Transfers to redeemable common stock					(63,334)			(63,334)
Distributions declared						(232,994)		(232,994)
Net loss							(2,306,870)	(2,306,870)

Balance, December 31, 2010	1,000	$10	677,618	$6,776	$4,586,644	$(232,994)	$(2,745,791)	$1,614,645

See Notes to Consolidated Financial Statements

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2010	2009
Cash Flows from Operating Activities
Net loss	$(2,306,870)	$(438,921)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in loss of unconsolidated joint ventures	1,147,224	177,117
Distributions from unconsolidated real estate joint ventures	392,013	-
Share based compensation charge attributable to
director's stock compensation plan	56,875	36,250
Increase in due to/(from) affiliates	(542,529)	18,281
Increase in other assets	(82,679)	-
Increase in accounts payable and other accrued liabilities	465,861	15,320
Net cash used in operating activities	(870,105)	(191,953)

Cash Flows from Investing Activities
Investment in unconsolidated real estate joint venture	(5,455,647)	(2,562,567)

Net cash used in investing activities	(5,455,647)	(2,562,567)

Cash Flows from Financing Activities
Distributions on common stock	(129,374)	-
Proceeds from notes payable	5,086,713	2,754,520
Repayment on notes payable	(3,006,655)	-
Issuance of common stock, net	4,313,442	-
Payment of offering costs	-	(14,138)
Net cash provided by financing activities	6,264,126	2,740,382

Net decrease in cash and cash equivalents	(61,626)	(14,138)

Cash and cash equivalents, beginning of period	186,863	201,001

Cash and cash equivalents, end of period	$125,237	$186,863

Supplemental Disclosure of Cash Flow Information:
Interest Paid
	$262,864	$-
Supplemental Disclosure of Noncash Transactions:
Distributions payable	$40,286	$-

Distributions paid to common stockholders through common stock
issuances pursuant to the distribution reinvestment plan	$63,334	$-

See Notes to Consolidated Financial Statements

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 and DECEMBER 31, 2009

1. ORGANIZATION AND NATURE OF BUSINESS

Bluerock Enhanced Multifamily Trust, Inc. (the “Company”) was incorporated on July 25, 2008 under the laws of the state of Maryland. If we meet the qualification requirements, we intend to elect to be treated as a real estate investment trust or REIT for Federal income tax purposes. We were incorporated to raise capital and acquire a diverse portfolio of residential real estate assets.  Our day-to-day operations are managed by Bluerock Enhanced Multifamily Advisor, LLC, or our advisor, under an advisory agreement. Our advisor is affiliated with us in that we and our advisor have common ownership and management.  The use of the words “we,” “us” or “our” refers to Bluerock Enhanced Multifamily Trust, Inc. and its subsidiary Bluerock Enhanced Multifamily Holdings, L.P., or our operating partnership, except where the context otherwise requires.

On August 22, 2008, we filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to offer a maximum of $1,000,000,000 in shares of our common stock in our primary offering, at an offering price of $10.00 per share, with discounts available for certain categories of purchasers and up to $285,000,000 in shares pursuant to our distribution reinvestment plan at $9.50 per share (the “Initial Public Offering”).  The SEC declared our registration statement effective on October 15, 2009 and we have retained Select Capital Corporation to serve as the dealer manager of the Initial Public Offering.  The dealer manager is responsible for marketing our shares in the initial public offering.  As of May 20, 2010, we had received gross offering proceeds sufficient to satisfy the minimum offering amount for the Initial Public Offering.  Accordingly, we broke escrow with respect to subscriptions received from all states in which our shares are currently being offered.  As of December 31, 2010, we had accepted aggregate gross offering proceeds of $6,204,030.

We intend to use substantially all of the net proceeds from the Initial Public Offering to invest in a diverse portfolio of real estate and real estate-related assets.  As of December 31, 2010, we own, through joint venture partnerships, five multifamily real estate properties discussed in detail in Note 4 (Investments in Real Estate).

Our offering was suspended from November 17, 2010 until March 2, 2011 in connection with our determination to restate certain of our financial statements.  These restatements resulted in substantial unanticipated costs in the form of accounting, legal fees, and similar professional fees, in addition to the substantial diversion of time and attention of our Chief Financial Officer and members of our accounting team in preparing the restatements. Although the restatement is complete, we can give no assurances that we will not incur additional costs associated with the restatements. Our current corporate operating expenses exceed the cash flow received from our investments in real estate joint ventures. If the rate at which we raise offering proceeds does not improve significantly, our general and administrative costs will remain higher relative to the size of our portfolio, our portfolio may not be as diversified as it would be otherwise and we may need to seek additional sources of funding to address our short and long term liquidity requirements. Moreover, we cannot predict the impact of the restatement on our ability to increase sales.  To the extent cash on hand is not sufficient to meet our short-term liquidity requirements we expect to utilize credit facilities obtained from affiliates or unaffiliated third parties. Our sponsor has also agreed to defer payment of asset management fees, acquisition fees and operating and offering costs advanced on our behalf and current year reimbursable operating expenses through 2011 as well as to fund any remaining cash shortfall, as necessary.  In addition, as our sponsor has management control of the affiliates that are lenders to us and thus has the authority to extend the notes that have maturities in 2011, it has committed to extend such notes based on our ability to repay those obligations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

We operate as an umbrella partnership REIT structure in which our wholly-owned subsidiary, Bluerock Enhanced Multifamily Holdings, L.P., a Delaware limited partnership, or wholly-owned subsidiaries of our operating partnership, owns substantially all of the properties or investments in joint ventures acquired on our behalf.

Because we are the sole general partner of our operating partnership and have unilateral control over its management and major operating decisions (even if additional limited partners are admitted to our operating partnership), the accounts of our operating partnership are consolidated in our company’s consolidated financial statements. All significant intercompany accounts and transactions are eliminated in consolidation.  We will consider future majority owned and controlled joint ventures for consolidation in accordance with the provisions required by the Consolidation Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (the “ASC”).

Joint Ventures

We analyze our investments in joint ventures to determine if the joint venture is a variable interest entity (a “VIE”) and would require consolidation. We (a) evaluate the sufficiency of the total equity at risk, (b) review the voting rights and decision-making authority of the equity investment holders as a group, and whether there are any guaranteed returns, protection against losses, or capping of residual returns within the group and (c) establish whether activities within the venture are on behalf of an investor with

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 and DECEMBER 31, 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

disproportionately few voting rights in making this VIE determination. We would consolidate a venture that is determined to be a VIE if we were the primary beneficiary. Beginning January 1, 2010, a new accounting standard became effective that changed the method by which the primary beneficiary of a VIE is determined to a primarily qualitative approach whereby the variable interest holder, if any, that has the power to direct the VIE’s most significant activities is the primary beneficiary. To the extent that our joint ventures do not qualify as VIEs, we further assess the existence of a controlling financial interest under a voting interest model to determine whether the venture should be consolidated.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  At the property level these estimates include such items as purchase price allocation of real estate acquisitions, impairment of long-lived assets, depreciation and amortization and allowance for doubtful accounts.  Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value.  There are no restrictions on the use of our cash as of December 31, 2010.

Deferred Financing Fees

Deferred financing fees, paid by us on behalf of our joint ventures, are recorded at cost within investments in unconsolidated real estate joint ventures and are amortized to equity in loss of unconsolidated joint ventures using a straight-line method that approximates the effective interest method over the life of the related joint venture debt.

Stock-Based Compensation

We account for stock-based compensation in accordance with the provisions of the Stock Compensation Topic of the FASB ASC. This topic established a fair value based method of accounting for stock-based compensation and requires the fair value of stock-based compensation awards to amortize as an expense over the vesting period and requires any dividend equivalents earned to be treated as dividends for financial reporting purposes.  Stock-based compensation awards are valued at the fair value on the date of grant and amortized as an expense over the vesting period.  For the year ended December 31, 2009, 5,000 shares of common stock were awarded to each of the three independent directors upon effectiveness of our initial public offering on October 15, 2009 and for the year ended December 31, 2010, 2, 500 shares of common stock were awarded  upon their reelection to our Board of Directors on March 15, 2010.

Distribution Policy

We intend to elect to be taxed as a REIT and to operate as a REIT beginning with our taxable year ending December 31, 2010. To maintain our qualification as a REIT, we are required to make distributions each taxable year equal to at least 90% of our REIT annual taxable income (excluding net capital gains and income from operations or sales through a taxable REIT subsidiary, or TRS). We expect to authorize and declare daily distributions that will be paid on a monthly basis.

Distributions to stockholders will be determined by our Board of Directors  and will be dependent upon a number of factors relating to the Company, including funds available for the payment of distributions, financial condition, the timing of property acquisitions, capital expenditure requirements, and annual distribution requirements in order to maintain our status as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”) and other considerations as our Board of Directors may deem relevant.

Related Party Transactions

Pursuant to the Advisory Agreement, we are obligated to pay the Advisor specified fees upon the provision of certain services related to, the investment of funds in real estate and real estate-related investments, management of our investments and for other services (including, but not limited to, the disposition of investments). We are also obligated to reimburse the Advisor for organization and offering costs incurred by the Advisor on our behalf, and we are obligated to reimburse the Advisor for acquisition and origination

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 and DECEMBER 31, 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

expenses and certain operating expenses incurred on our behalf or incurred in connection with providing services to us.   We record all related party fees as incurred, subject to any limitations described in the Advisory Agreement.

Organization and Offering Costs

Our organization and offering costs (other than selling commissions and the dealer manager fee) are being paid directly by us and by the advisor, the dealer manager or their affiliates on our behalf. These other organization and offering costs include all expenses to be paid by us in connection with our public offering, including but not limited to (i) legal, accounting, printing, mailing and filing fees; (ii) charges of the escrow holder and transfer agent; (iii) charges of the advisor for administrative services related to the issuance of shares in the offering; (iv) reimbursement of the dealer manager for amounts it may pay to reimburse the bona fide diligence expenses of broker-dealers; (v) reimbursement to the advisor for costs in connection with preparing supplemental sales materials; (vi) the cost of bona fide training and education meetings held by us (primarily the travel, meal and lodging costs of registered representatives of broker-dealers); (vii) reimbursement to the dealer manager for attendance and sponsorship fees and cost reimbursements for employees of the dealer manager to attend retail seminars conducted by broker-dealers; and (viii) in special cases, reimbursement to participating broker-dealers for technology costs associated with the offering, costs and expenses related to such technology costs, and costs and expenses associated with the facilitation of the marketing of the shares in the offering and the ownership of the shares by such broker-dealers’ customers. Pursuant to the advisory agreement and the dealer manager agreement, we are obligated to reimburse the advisor, the dealer manager or their affiliates, as applicable, for organization and offering costs paid by them on our behalf, provided that the advisor is obligated to reimburse us to the extent selling commissions, the dealer manager fee and other organization and offering costs incurred by us in the offering exceed 15% of gross offering proceeds.  As of December 31, 2010 and December 31, 2009, the advisor has incurred on our behalf organization and offering costs of approximately $2.8 million and $2.4 million, respectively of which $508,000 has been reimbursed to the advisor. We met the minimum number of shares in the Initial Public Offering on May 20, 2010 and the costs paid by the advisor on our behalf became a liability to us to the extent selling commissions, the dealer manager fee and other organization and offering costs do not exceed 15% of the gross proceeds of the Initial Public Offering.  As of December 31, 2010, we had recognized organization and offering costs, other than selling commissions and dealer manager fees of $1.3 million of which $832,000 was incurred directly by us and $508,000 was reimbursed to the advisor.  No organization and offering costs were recognized as of December 31, 2009 as the minimum number of shares of our common stock had not been issued.  When recorded by us, organization costs were expensed and offering costs, which include selling commissions and dealer manager fees, are charged to stockholders’ equity.

Operating Expenses

We reimburse the advisor for all reasonable and incurred expenses in connection with services provided to us, subject to the limitation that we will not reimburse any amount that would cause our total operating expenses at the end of four preceding fiscal quarters to exceed the greater of 2% of our average invested assets or 25% of our net income determined (1) without  reductions for any additions to reserves for depreciation, bad debts or other similar non-cash reserves and (2) excluding any gain from the sale of our assets for the period unless a majority of our independent directors has determined such expenses were justified based on unusual and non-recurring factors. If such excess expenses are not approved by a majority of our independent directors, our advisor must reimburse us at the end of the four fiscal quarters the amount by which the aggregate expenses during the period paid or incurred by us exceed the limitations provided above.  We will not reimburse the advisor for personnel costs in connection with services for which the advisor receives acquisition, origination or disposition fees.  As of December 31, 2010 approximately $677,000 of operating expenses have been incurred on our behalf.  Due to the limitations discussed above and because operating expenses incurred directly by us have exceeded the 2% threshold, the amount due to the advisor has not been recorded on our income statement.  Further, approximately $974,000 has been recorded as a receivable from the advisor for the excess operating expenses incurred directly by us.  On March 22, 2011 our Board of Directors, including all of our independent directors, reviewed our total operating expenses for the four fiscal quarters ended December 31, 2009 (and the four fiscal quarters ended each quarter thereafter) and the four fiscal quarters to end March 31, 2011 and unanimously determined the excess to be justified because of the costs of operating a public company and our early stages of operating.  Upon this approval these costs, totaling approximately $1.7 million, were expensed and $677,000 became a liability to us.  Our advisor has agreed to defer repayment of these costs until a later date.

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 and DECEMBER 31, 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Selling Commissions and Dealer Manager Fees

We pay the dealer manager up to 7% and 2.6% of the gross offering proceeds from the primary offering as selling commissions and dealer manager fees, respectively. A reduced sales commission and dealer manager fee is paid with respect to certain volume discount sales. No sales commission or dealer manager fee is paid with respect to shares issued through the dividend reinvestment plan. The dealer manager reallows 100% of sales commissions earned to participating broker-dealers. The dealer manager may reallow to any participating broker-dealer up to 1% of the gross offering proceeds attributable to that participating broker-dealer as a marketing fee and, in special cases, the dealer manager may increase the reallowance. As of December 31, 2010, the Company had incurred approximately $565,000 of selling commissions and dealer manager fees; the Company had incurred no selling commissions and dealer manager fees as of December 31, 2009 as the minimum number of shares of our common stock had not been issued.

Acquisition and Origination Fees

We pay the Advisor an acquisition fee equal to 1.75% of the cost of investments acquired, including acquisition expenses and any debt attributable to such investments. With respect to investments in and originations of loans, we pay an origination fee equal to 1.75% of the amount funded by us to acquire or originate mortgage, mezzanine, bridge or other loans, including any expenses related to such investments and any debt we use to fund the acquisition or origination of these loans. We do not pay an acquisition fee with respect to investments in loans.  For the years ended December 31, 2010 and 2009 we had incurred approximately $363,000 and $192,000, respectively, of acquisition fees.

Asset Management Fee

With respect to investments in real estate, we pay the advisor a monthly asset management fee equal to one-twelfth of 1% of the amount paid or allocated to acquire the investment excluding acquisition fees and expenses related thereto and the amount of any debt associated with or used to acquire such investment. In the case of investments made through joint ventures, the asset management fee will be determined based on our proportionate share of the underlying investment.  For the years ended December 31, 2010 and 2009 we had incurred approximately $223,000 and $9,000, respectively, of asset management fees.

Financing Fee

We pay the Advisor a financing fee equal to 1% of the amount, under any loan or line of credit, made available to us. As of December 31, 2010 and 2009 we had incurred approximately $75,000 and $44,000, respectively, of financing fees.

Independent Director Compensation

We pay each of our independent directors an annual retainer of $25,000. In addition, the independent directors are paid for attending meetings as follows: (i) $2,500 for each board meeting attended, (ii) $2,000 for each committee meeting attended, (iii) $1,000 for each teleconference board meeting attended, and (iv) $1,000 for each teleconference committee meeting attended.  All directors also receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. In addition 5,000 shares of restricted stock were granted upon initial election to the board and 2,500 shares of restricted stock will be granted upon re-election to the board. Director compensation is an operating expense of the Company that is subject to the operating expense reimbursement obligation of the advisor discussed in Note 8, “Related -Party Transactions.”

Income Taxes

We intend to elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, and intend to operate as such commencing with our taxable year ended December 31, 2010.  We expect to have little or no taxable income prior to electing REIT status.  To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax to the extent we distribute qualifying dividends to our stockholders. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.  If we fail to qualify as a REIT in any taxable year, we will be subject to federal

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 and DECEMBER 31, 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we intend to organize and operate in such a manner as to qualify for treatment as a REIT.

For the year ended December 31, 2010 all distributions received by the shareholders were classified as return of capital for tax purposes due to the net loss recorded by us.

              We have concluded that there are no significant uncertain tax positions requiring recognition in our financial statements.  Neither we nor our subsidiaries have been assessed interest or penalties by any major tax jurisdictions.  Our evaluations were performed for the tax years ending December 31, 2010 and 2009.  As of December 31, 2010, returns for the calendar years 2008 through 2009 remain subject to examination by major tax jurisdictions.

Net Loss Per Common Share

Basic net loss per common share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding for the period.  Diluted net loss per common share is computed by dividing net loss attributable to common shareholders by the sum of the weighted average number of common shares outstanding and any potential dilutive shares for the period.  Under the two-class method of computing earnings per share, net loss attributable to common shareholders is computed by adjusting net loss for the non-forfeitable dividends paid on non-vested restricted stock.

The following table reconciles the components of basic and diluted net loss per common share:

	For the Year Ended
	December 31, 2010	December 31, 2009
Net loss	$(2,306,870)	$(438,921)
Dividends on restricted stock expected to vest	(11,300)	-
Basic net loss attributable to common shareholders	$(2,318,170)	$(438,921)
Weighted average number of common shares outstanding	333,701	25,405
Potential dilutive shares (1)	-	-
Weighted average number of common shares outstanding and potential dilutive shares	333,701	25,405

(1)
Excludes 16,142 and 9,436 shares related to non-vested restricted stock for the years ended December 31, 2010 and 2009, respectively.  Also excludes any dilution related to the 1,000 shares of convertible stock as the conversion would be anti-dilutive and currently there would be no conversion into common shares.

Reportable Segment

Our current business consists of investing in and operating multifamily communities. Substantially all of our consolidated net loss is from investments in real estate properties that we own through Co-Investment Ventures which we account for under the equity method of accounting.  We internally evaluate operating performance on an individual property level and view our real estate assets as one industry segment, and, accordingly, our properties will be aggregated into one reportable segment.

Fair Value Measurements

Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The GAAP fair value framework uses a three-tiered approach.  Fair value measurements are classified and disclosed in one of the following three categories:
•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;
•
Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are significant to the fair value measurement and unobservable.

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 and DECEMBER 31, 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share Repurchase Plan and Redeemable Common Stock

The Company has adopted a share repurchase plan that may enable stockholders to sell their shares to the Company in limited circumstances.

There are several limitations on the Company’s ability to repurchase shares under the share repurchase plan:

•	We may not repurchase shares until the stockholder has held the shares for one year.
•
During any calendar year, the share repurchase plan limits the number of shares we may repurchase to those that we could purchase with the net proceeds from the sale of shares under the distribution reinvestment plan during the previous fiscal year.

•	During any calendar year, we may not repurchase in excess of 5% of the number of shares of common stock outstanding as of the same date in the prior calendar year.

Pursuant to the plan, we will initially repurchase shares at prices determined as follows:

•	The lower of $9.25 or the price paid to acquire the shares from us for stockholders who have held their shares for at least one year;

•	The lower of $9.50 or the price paid to acquire the shares from us for stockholders who have held their shares for at least two years;

•	The lower of $9.75 or the price paid to acquire the shares from us for stockholders who have held their shares for at least three years; and

•	The lower of $10.00 or the price paid to acquire the shares from us for stockholders who have held their shares for at least four years

Our Board of Directors may amend or modify any provision of the plan at any time in its discretion without prior notice to participants. In the event that our Board of Directors amends, suspends or terminates the share repurchase plan, however, the Company will send stockholders notice of the change(s) following the date of such amendment, suspension or modification, and will disclose the change(s) in a report filed with the SEC on either Form 8-K, Form 10-Q or Form 10-K, as appropriate.

We record amounts that are redeemable under the share repurchase plan as redeemable common stock in the accompanying consolidated balance sheets because the shares are redeemable at the option of the holder and therefore their redemption is outside our control. The maximum amount redeemable under our share repurchase plan is limited to the number of shares we could repurchase with the amount of the net proceeds from the sale of shares under the distribution reinvestment plan during the prior fiscal year. However, because the amounts that can be repurchased in future periods are determinable and only contingent on an event that is likely to occur (e.g., the passage of time), we present the net proceeds from the current dividend reinvestment plan, net of current year redemptions, as redeemable common stock in the accompanying consolidated balance sheets.

We classify financial instruments that represent a mandatory obligation to us to repurchase shares as liabilities. When we determine we have a mandatory obligation to repurchase shares under the share repurchase plan we will reclassify such obligations from temporary equity to a liability based upon their respective settlement values.

We limit the dollar value of shares that may be repurchased under the program as described above.  During the year ended December 31, 2010, we did not repurchase any shares pursuant to our share repurchase plan because of the restriction that during each calendar year redemptions are limited to the amount of net proceeds from the sale of shares under our distribution reinvestment plan during the prior calendar year and the restriction that shareholders hold their shares for one year.  June 1, 2010 was the first month that shares were issued under the distribution reinvestment plan.

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 and DECEMBER 31, 2009

3. RECENT ACCOUNTING PRONOUNCEMENTS

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-01, Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash (“ASU No. 2010-01”). This ASU clarifies that when the stock portion of a distribution allows stockholders to elect to receive cash or stock with a potential limitation on the total amount of cash that all stockholders can elect to receive in the aggregate, the distribution would be considered a share issuance as opposed to a stock dividend and the share issuance would be reflected in earnings per share prospectively. ASU No. 2010-01 was effective for interim and annual periods ending on or after December 15, 2009 and was required to be applied on a retrospective basis. The adoption of ASU No. 2010-01 did not have an impact on our consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurement (“ASU No. 2010-06”). ASU No. 2010-06 requires additional disclosures regarding significant transfers in and out of Levels 1 and 2 fair value measurements, including a description of the reasons for the transfers. Further, this ASU requires additional disclosures about purchases, sales, issuances and settlements relating to the activity in Level 3 fair value measurements. ASU No. 2010-06 was effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements relating to the activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of ASU No. 2010-06 did not have a material impact on our consolidated financial statements.

4.  ACQUISITIONS

During the year ended December 31, 2010, we acquired an equity interest in the following properties:

Property Name Location of Property	Acquisition Date	Land and Land Improvements	In Place Lease Intangible Asset	Building and Improvements	Furnitures and Fixtures	Total Purchase Price (1)
The Reserve at Creekside Chattanooga, TN	03/31/2010	$1,663,000	$370,000	$11,786,000	$431,000	$14,250,000
The Apartments at Meadowmont Chapel Hill, NC	04/09/2010	4,907,000	782,000	30,644,000	627,000	36,960,000
The Estates at Perimeter, Augusta, GA	09/01/2010	2,038,000	543,000	21,760,000	609,000	24,950,000
Gardens at Hillsboro Village, Nashville, TN	09/30/2010	10,317,000	638,000	20,967,000	472,000	32,394,000

(1)	Total purchase price excludes acquisition fees and closing costs which were expensed.

The Reserve at Creekside

We invested $542,000 to acquire a 33.33% equity interest in BR Creekside Managing Member, LLC (the “Creekside Managing Member JV Entity”) through a wholly-owned subsidiary of our operating partnership, BEMT Creekside, LLC (“BEMT Creekside”).  Bluerock Special Opportunity + Income Fund, LLC (“BEMT Co-Investor”) and Bluerock Special Opportunity + Income Fund II, LLC (“BEMT Co-Investor II”) each invested $542,000 to acquire the remaining 66.66% interest in the Creekside Managing Member JV Entity.  BEMT Creekside, BEMT Co-Investor and BEMT Co-Investor II are co-managers of the Creekside Managing Member JV Entity.  Under the terms of the operating agreement for the Creekside Managing Member JV Entity, certain major decisions regarding the investments of the Creekside Managing Member JV Entity require the unanimous approval of the Company (through BEMT Creekside), BEMT Co-Investor and BEMT Co-Investor II.  If the Company, BEMT Co-Investor and BEMT Co-Investor II are not able to agree on a major decision or at any time after March 31, 2013, any party may initiate a buy-sell proceeding.  Additionally, any time after March 31, 2013, any party may initiate a proceeding to force the sale of the Creekside Managing Member JV Entity’s interest in the Creekside JV Entity (defined below) to a third party, or, in the instance of the non-initiating parties’ rejection of a sale, cause the non-initiating parties to purchase the initiating party’s interest in the Creekside Managing Member JV Entity.

The Creekside Managing Member JV Entity contributed $1.483 million of equity capital to acquire a 68% equity interest in BR Hawthorne Creekside JV, LLC (the “Creekside JV Entity”) and acts as the manager of the Creekside JV Entity.  Hawthorne

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 and DECEMBER 31, 2009

4.  ACQUISITIONS  – (Continued)

Creekside, LLC (“Hawthorne”), an unaffiliated entity, invested $698,022 to acquire the remaining 32% interest in the Creekside JV Entity.  The Creekside JV Entity is the sole owner of BR Creekside, LLC, a special-purpose entity that holds title to the Creekside Property (“BR Creekside”).  Under the terms of the operating agreement of the Creekside JV Entity, major decisions with respect to the joint venture or the Creekside Property are made by the majority vote of an appointed management committee, which is controlled by the Creekside Managing Member JV Entity.  However, any decision with respect to the sale or refinancing of the Creekside Property requires the unanimous approval of the Creekside Managing Member JV Entity and Hawthorne.  Further, to the extent that the Creekside Managing Member JV Entity and Hawthorne are not able to agree on a major decision or at any time after March 31, 2013, either party may initiate a buy-sell proceeding.  Additionally, any time after March 31, 2013, either party may initiate a proceeding to force the sale of the Creekside Property to a third party, or, in the instance of the non-initiating party’s rejection of a sale, cause the non-initiating party to purchase the initiating party’s interest in the Creekside JV Entity.   In October 2010, the Creekside Managing Member JV entity contributed $40,757 of equity capital to refinance the loan at the property.  As a result of this contribution, the structure described above changed so that we, BEMT Co-investor and BEMT Co-Investor II each hold 23.31% of indirect equity interest in the Creekside property (69.93% in the aggregate), and Hawthorne now holds the remaining 30.07% indirect equity interest.

                   We, BEMT Co-Investor, BEMT Co-Investor II and Hawthorne will each receive current distributions from the operating cash flow generated by the Creekside Property in proportion to these respective percentage equity interests.

Meadowmont

We invested $1.52 million to acquire a 32.5% equity interest in BR Meadowmont Managing Member, LLC (the “Meadowmont Managing Member JV Entity”) through a wholly-owned subsidiary of our operating partnership, BEMT Meadowmont, LLC (“BEMT Meadowmont”).  BEMT Co-Investor invested $1.17 million to acquire a 25% interest and BEMT Co-Investor II invested $1.98 million to acquire the remaining 42.5% interest in the Meadowmont Managing Member JV Entity.  BEMT Meadowmont, BEMT Co-Investor and BEMT Co-Investor II are co-managers of the Meadowmont Managing Member JV Entity.  Under the terms of the operating agreement for the Meadowmont Managing Member JV Entity, certain major decisions regarding the investments of the Meadowmont Managing Member JV Entity require the unanimous approval of the Company (through BEMT Meadowmont), BEMT Co-Investor and BEMT Co-Investor II.  If the Company, BEMT Co-Investor and BEMT Co-Investor II are not able to agree on a major decision or at any time after April 9, 2013, any party may initiate a buy-sell proceeding.  Additionally, any time after April 9, 2013, any party may initiate a proceeding to force the sale of the Meadowmont Managing Member JV Entity’s interest in the Meadowmont JV Entity (defined below) to a third party, or, in the instance of the non-initiating parties’ rejection of a sale, cause the non-initiating parties to purchase the initiating party’s interest in the Meadowmont Managing Member JV Entity.

The Meadowmont Managing Member JV Entity contributed $4.65 million of equity capital to acquire a 50% equity interest in Bell BR Meadowmont JV, LLC (the “Meadowmont JV Entity”).  A Bell Partners Inc. affiliate that is unaffiliated with the Company, Fund III Meadowmont Apartments, LLC (“Bell”), invested $4.65 million to acquire the remaining 50% interest in the Meadowmont JV Entity.  The Meadowmont Managing Member JV Entity and Bell are co-managers of the Meadowmont JV Entity. The Meadowmont JV Entity is the sole owner of Bell BR Meadowmont, LLC, a special-purpose entity that holds title to the Meadowmont Property (“BR Meadowmont”).  Under the terms of the operating agreement of the Meadowmont JV Entity, decisions with respect to the joint venture or the Meadowmont Property are made by unanimous approval of the managers.  Further, to the extent that the Meadowmont Managing Member JV Entity and Bell are not able to agree on certain major decisions, either party may initiate a buy-sell proceeding.  Additionally, any time after April 9, 2013, either party may initiate a proceeding to force the sale of the Meadowmont Property to a third party, or, in the instance of the non-initiating party’s rejection of a sale, cause the non-initiating party to purchase the initiating party’s interest in the Meadowmont JV Entity.

As a result of the structure described above, the Company holds a 16.25% indirect equity interest, BEMT Co-Investor holds a 12.5% indirect equity interest and BEMT Co-Investor II holds a 21.25% indirect equity interest in the Meadowmont Property (50% in the aggregate), and Bell holds the remaining 50% indirect equity interest.  The Company, BEMT Co-Investor, BEMT Co-Investor II and Bell will each receive current distributions from the operating cash flow generated by the Meadowmont Property in proportion to these respective percentage equity interests.

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 and DECEMBER 31, 2009

4.  ACQUISITIONS  – (Continued)

Augusta

We invested $1.9 million to acquire a 50% equity interest in BR Augusta JV Member, LLC (the “Augusta Member JV Entity”) through a wholly-owned subsidiary of its operating partnership, BEMT Augusta, LLC (“BEMT Augusta”).  BEMT Co-Investor invested $1.9 million to acquire the remaining 50% interest in the Augusta Member JV Entity.  BEMT Augusta and BEMT Co-Investor are co-managers of the Augusta Member JV Entity.  Under the terms of the operating agreement for the Augusta Member JV Entity, certain major decisions regarding the investments of the Augusta Member JV Entity require the approval of the Company (through BEMT Augusta) and BEMT Co-Investor.  To the extent that the Company and BEMT Co-Investor are not able to agree on a major decision or at any time after September 1, 2013, either party may initiate a buy-sell proceeding.  Additionally, any time after September 1, 2013, either party may initiate a proceeding to force the sale of the Augusta Member JV Entity’s interest in the Augusta JV Entity (defined below) to a third party, or, in the instance of the non-initiating parties’ rejection of a sale, cause the non-initiating parties to purchase the initiating party’s interest in the Augusta Member JV Entity.

The Augusta Member JV Entity contributed $3.85 million of equity capital to acquire a 50% equity interest in BSF/BR Augusta JV, LLC (the “Augusta JV Entity”) and acts as the manager of the Augusta JV Entity.  Trade Street, an unaffiliated entity, invested $3.85 million to acquire the remaining 50% interest in the Augusta JV Entity.  The Augusta JV Entity is the sole owner of BSF/BR Augusta, LLC, a special-purpose entity that holds title to the Augusta Property (“BR Augusta”).  Under the terms of the operating agreement of the Augusta JV Entity, major decisions with respect to the joint venture or the Augusta Property are made by the majority vote of an appointed management committee, which is controlled by the Augusta Member JV Entity.  However, any decision with respect to the sale or refinancing of the Augusta Property requires the unanimous approval of the Augusta Member JV Entity and Trade Street.  Further, to the extent that the Augusta Member JV Entity and Trade Street are not able to agree on a major decision or at any time after September 1, 2013, either party may initiate a buy-sell proceeding.  Additionally, any time after September 1, 2013, either party may initiate a proceeding to force the sale of the Augusta Property to a third party, or, in the instance of the non-initiating party’s rejection of a sale, cause the non-initiating party to purchase the initiating party’s interest in the Augusta JV Entity.

As a result of the structure described above, the Company and BEMT Co-Investor each hold a 25% indirect equity interest in the Augusta Property (50% in the aggregate), and Trade Street holds the remaining 50% indirect equity interest.  The Company, BEMT Co-Investor, and Trade Street will each receive current distributions from the operating cash flow generated by the Augusta Property in proportion to these respective percentage equity interests.

Hillsboro

We invested $1.3 million to acquire a 25% equity interest in BR Hillsboro Village JV Member, LLC (the “Hillsboro Member JV Entity”) through a wholly-owned subsidiary of its operating partnership, BEMT Hillsboro Village, LLC (“BEMT Hillsboro”).  BEMT Co-Investor invested $1.9 million to acquire a 37.5% interest and BEMT Co-Investor II invested $1.9 million to acquire the remaining 37.5% interest in the Hillsboro Member JV Entity.  BEMT Hillsboro, BEMT Co-Investor and BEMT Co-Investor II are co-managers of the Hillsboro Member JV Entity.  Under the terms of the operating agreement for the Hillsboro Member JV Entity, certain major decisions regarding the investments of the Hillsboro Member JV Entity require the unanimous approval of the Company (through BEMT Hillsboro), BEMT Co-Investor and BEMT Co-Investor II.  If the Company, BEMT Co-Investor and BEMT Co-Investor II are not able to agree on a major decision or at any time after September 30, 2013, any party may initiate a buy-sell proceeding.  Additionally, any time after September 30, 2013, any party may initiate a proceeding to force the sale of the Hillsboro Member JV Entity’s interest in the Hillsboro JV Entity (defined below) to a third party, or, in the instance of the non-initiating parties’ rejection of a sale, cause the non-initiating parties to purchase the initiating party’s interest in the Hillsboro Managing Member JV Entity.

The Hillsboro Member JV Entity contributed its capital, a portion of which was funded by a $2 million loan (the “Bell Loan”) from Bell, the JV partner, to acquire a 50% equity interest in Bell BR Hillsboro Village JV, LLC (the “Hillsboro JV Entity”) and is empowered to become a manager of the Hillsboro JV Entity.  Bell invested $5.01 million to acquire the remaining 50% interest in the Hillsboro JV Entity.  The Hillsboro JV Entity is a special-purpose entity that holds title to the Hillsboro Property.  Under the terms of the operating agreement of the Hillsboro JV Entity, upon repayment of the Bell Loan , major decisions with respect to the joint venture or the Hillsboro Property are made by the majority vote of an appointed management committee, which is controlled by the Hillsboro Member JV Entity; provided however, any decision with respect to the sale or refinancing of the Hillsboro Property requires the unanimous approval of the Hillsboro Member JV Entity and Bell.  Subject to repayment of the Bell Loan, to the extent that the Hillsboro Member JV Entity and Bell are not able to agree on a major decision or at any time after September 30, 2013, either party may initiate a buy-sell proceeding.  Additionally, any time after September 30, 2013, either party may initiate a proceeding to force the sale of the Hillsboro

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 and DECEMBER 31, 2009

4.  ACQUISITIONS  – (Continued)

Property to a third party, or, in the instance of the non-initiating party’s rejection of a sale, cause the non-initiating party to purchase the initiating party’s interest in the Hillsboro JV Entity.  A partial repayment of $750,000 was made on the Bell Loan on November 23, 2010.  Effective December 31, 2010 the balance of the Bell Loan was extinguished and Bell now holds a 62.43% interest in the Hillsboro JV Entity and the Hillsboro Member JV Entity holds the remaining 37.57%.

As a result of the structure described above, we hold a 12.5% indirect equity interest, BEMT Co-Investor and BEMT Co-Investor II each hold a 12.53% indirect equity interest in the Hillsboro Property (37.57% in the aggregate), and Bell holds the remaining 62.43% indirect equity interest.  We, BEMT Co-Investor, BEMT Co-Investor II and Bell will each receive current distributions from the operating cash flow generated by the Hillsboro Property in proportion to these respective percentage equity interests.

5.  EQUITY METHOD INVESTMENTS

We accounted for the acquisitions of our interests in properties through managing member LLCs in accordance with the provisions of the Consolidation Topic of the FASB ASC.  Following is a summary of our ownership interest by property as of December 31, 2010.

Property	Managing Member LLC interest	Joint Venture interest	Indirect Equity Interest in Property
Springhouse	50.00%	75%	37.50%
Creekside	33.33%	69.93%	23.31%
Meadowmont	32.50%	50%	16.25%
Augusta	50.00%	50%	25.00%
Hillsboro	33.27%	37.57%	12.50%

We analyzed our interest in the managing member LLC to determine (a) if the LLC is a VIE, and (b) if so, if we are the primary beneficiary.

For Springhouse, Augusta and Hillsboro our contribution into the managing member LLC was funded through a loan from an affiliate who is another investor in the managing member LLC, thus our equity investment is not at risk. Since unanimous approval is required by all members to direct the activities that most significantly impact the managing member LLC’s economic performance, the holder of the equity investment at risk lacks that power and thus we concluded that the managing member LLC entities are VIE’s.  We are not the primary beneficiary because we do not have the power to direct the activities that most significantly impact the economic performance of the managing member LLC and would not be considered to be the investor that is most closely associated with the entity among the related party investors.  As a result, our investments are reflected as investments in unconsolidated joint ventures under the equity method of accounting.

For Creekside our initial contribution into the managing member LLC was funded through a loan from an affiliate and accounted for as discussed above, however on September 28, 2010  the loan was repaid and the managing member LLC was no longer considered a VIE.  We then analyzed the managing member LLC under a voting interest model and determined that the investment in the unconsolidated joint venture should be accounted for under the equity method as each member had an equal voting interest.

For Meadowmont our initial contribution into the managing member LLC on April 9, 2010 was funded through a loan from an affiliate who is another investor in the managing member LLC, but this was subsequently repaid on June 8, 2010. However, the voting rights of the investors are not proportional to their obligations to absorb the expected losses or their rights to receive the expected residual returns of the managing member and substantially all of the activities are done on behalf of the single related party group (all of the investors are part of a single related party group) thus this would cause the managing member LLC to be a VIE.  We are not the primary beneficiary because we do not have the power to direct the activities that most significantly impact the economic performance of the managing member LLC and would not be considered to be the investor that is most closely associated with the entity among the related party investors.  As a result our investment is reflected as an investment in an unconsolidated joint ventures under the equity method of accounting.

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 and DECEMBER 31, 2009

5.  EQUITY METHOD INVESTMENTS – (Continued)

The carrying amount of our investments in unconsolidated joint ventures was $6.3 million and $2.4 million as of December 31, 2010 and December 31, 2009, respectively.  Summary financial information for the operating properties as of December 31, 2010 and for the years ended December 31, 2010 and 2009 is as follows:

Balance Sheet Data:	As of December 31, 2010
Real Estate, net of depreciation	$133,126,052
Other assets	4,622,311
Total assets	137,748,363

Mortgage payable	$106,016,772
Other current liabilities	1,789,209
Total liabilities	107,805,981

Stockholders’ equity	29,942,382
Total liabilities and stockholders’ equity	$137,748,363

	For the Year Ended December 31,
Operating Data:	2010	2009
Rental revenues	$9,910,400	$309,000
Operating expenses	(4,042,700)	(100,800)
Mortgage Interest	(3,581,100)	(106,700)
Income after debt service	2,286,600	101,500
Acquisition fees	(1,939,500)	(361,800)
Depreciation and amortization	(5,139,300)	(211,000)
Net loss	(4,792,200)	(471,300)
Net loss attributable to JV partners	3,680,479	294,548
	$(1,111,721)	$(176,752)
Amortization of deferred financing costs paid on behalf of joint ventures	(35,503)	(365)
Equity in net loss of unconsolidated joint ventures	$(1,147,224)	$(177,117)

As discussed above, the investments in Springhouse, Meadowmont, Augusta and Hillsboro are considered VIEs and we are not the primary beneficiary.  These investments are accounted for as equity method investments and are included in the caption Investments in unconsolidated real estate joint ventures on the consolidated balance sheet.  The risks and rewards associated with our interest in these entities are based primarily on our ownership percentage.  Our maximum exposure to loss is equal to our investment balance which is approximately $5.9 million as of December 31, 2010.

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 and DECEMBER 31, 2009

6. NOTE PAYABLE

In connection with our investment in the Springhouse joint venture, on December 3, 2009, BEMT Springhouse LLC, a wholly-owned subsidiary of our operating partnership (“BEMT Springhouse”), entered into a loan agreement with Bluerock Special Opportunity + Income Fund (“BEMT Co-Investor”) pursuant to which BEMT Springhouse borrowed $2.8 million (the “BEMT Co-Investor Springhouse Loan”). The BEMT Co-Investor Springhouse Loan initially had a six-month term, maturing June 3, 2010, which was subsequently extended to December 3, 2010 and again to June 3, 2011.  A partial repayment in the amount of $1.1 million was made on June 23, 2010. It bears interest compounding monthly at a rate of 30-day LIBOR + 5.00%, subject to a minimum rate of 7.00%, annualized. For the years ended December 31, 2010 and 2009, the interest rate on the BEMT Co-Investor Springhouse Loan was 7.00%. Interest on the loan is paid on a current basis from cash flow distributed to us from BR Springhouse Managing Member, LLC (the “Springhouse Managing Member JV Entity”). The BEMT Co-Investor Springhouse Loan is secured by a pledge of our indirect membership interest in the Springhouse property and a pledge of BEMT Springhouse’s membership interest in the Springhouse Managing Member JV Entity.

In connection with our investment in the Creekside joint venture, on March 31, 2010, BEMT Creekside entered into a loan agreement with BEMT Co-Investor II pursuant to which it was authorized to borrow up to $1.1 million (the “BEMT Co-Investor II Creekside Loan”), with respect to which BEMT Co-Investor II had advanced $542,000 in connection with closing.  The BEMT Co-Investor II Creekside Loan had a six-month term, maturing December 31, 2010, and could be prepaid without penalty.  It bore interest compounding monthly at a rate of 30-day LIBOR + 5.00%, subject to a minimum rate of 7.00%, annualized.  The BEMT Co-Investor II Creekside Loan was secured by a pledge of our indirect membership interest in the Creekside property and a pledge of BEMT Creekside’s membership interest in the Creekside Managing Member JV Entity.  The loan plus accrued interest was paid in full on September 28, 2010.

In connection with our  investment in the Meadowmont joint venture, on April 9, 2010, BEMT Meadowmont LLC entered into a loan agreement with BEMT Co-Investor II pursuant to which it was authorized to borrow up to $2.6 million (the “BEMT Co-Investor II Meadowmont Loan”), with respect to which BEMT Co-Investor II advanced $1.4 million with respect to the acquisition.  The BEMT Co-Investor II Meadowmont Loan had a six-month term, maturing October 9, 2010, and could be prepaid without penalty.  It bore interest compounding monthly at a rate of 30-day LIBOR + 5.00%, subject to a minimum rate of 7.00%, annualized.  The BEMT Co-Investor II Meadowmont Loan was secured by a pledge of our indirect membership interest in the Meadowmont property and a pledge of BEMT Meadowmont’s membership interest in the Meadowmont Managing Member JV Entity.  The loan plus accrued interest was paid in full on June 8, 2010.

In connection with our investment in the Augusta joint venture, on September 1, 2010, BEMT Augusta entered into a loan agreement with BEMT Co-Investor pursuant to which it borrowed $1.9 million (the “BEMT Co-Investor Augusta Loan”), in connection with the Augusta Property closing.  The BEMT Co-Investor Augusta Loan initially had a six-month term maturing February 28, 2011, which was subsequently extended to August 31, 2011.  The loan may be prepaid without penalty.  It bears interest compounding monthly at a rate of 30-day LIBOR + 5.00%, subject to a minimum rate of 7.00%, annualized.  Interest on the loan is paid on a current basis from cash flow distributed to us from the Augusta Managing Member JV Entity.  The BEMT Co-Investor Augusta Loan is secured by a pledge of our indirect membership interest in the Augusta property and a pledge of BEMT Augusta’s membership interest in the Augusta Managing Member JV Entity.

In connection with our investment in the Hillsboro joint venture, on September 30, 2010, BEMT Hillsboro entered into a loan agreement with BEMT Co-Investor II pursuant to which it borrowed $1.3 million (the “BEMT Co-Investor II Hillsboro Loan).  The BEMT Co-Investor II Hillsboro Loan initially had a six-month term maturing March 31, 2011, which was subsequently extended to September 30, 2011.  It bears interest compounding monthly at a rate of 30-day LIBOR + 5.00%, subject to a minimum rate of 7.00%, annualized.  Interest on the loan is paid on a current basis from cash flow distributed to us from the Hillsboro Managing Member JV Entity. The BEMT Co-Investor II Hillsboro Loan is secured by a pledge of our indirect membership interest in the Hillsboro property and a pledge of BEMT Hillsboro’s membership interest in the Hillsboro Managing Member JV Entity.

We expect to repay the Springhouse, Augusta and Hillsboro notes upon maturity with the proceeds to be raised from the Initial Public Offering.  If we are unable to repay the principal amounts upon maturity, we will seek to extend the loans or refinance.  If we cannot repay or refinance the notes, then we will lose our interest in the associated joint venture.

During the years ended December 31, 2010 and 2009 we incurred approximately 259,000 and $15,000, respectively of interest expense.

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 and DECEMBER 31, 2009

7.  FAIR VALUE DISCLOSURE

As of December 31, 2010, we believe the carrying values of cash and cash equivalents and receivables and payables from/to affiliates approximate their fair values based on their highly-liquid nature and/or short-term maturities, including prepayment options.  As of December 31, 2010 and 2009, we had no significant assets or liabilities measured at fair value on a recurring or nonrecurring basis.  We estimate fair values for financial instruments based on interest rates with similar terms and remaining maturities that management believes we could obtain.

8.  RELATED-PARTY TRANSACTIONS

In connection with our investments we entered into loan agreements with BEMT Co-Investor and BEMT Co-Investor II, the terms of which are described above in Note 6 (Notes Payable).

As of December 31, 2010 and 2009, approximately $2.8 million and $2.4 million, respectively of organizational and offering costs have been incurred on our behalf, of which $508,000 has been reimbursed to the advisor in 2010. We are liable to reimburse these costs only to the extent selling commissions, the dealer manager fee and other organization and offering costs do not exceed 15% of the gross proceeds of the offering.  When recorded by us, organizational costs are expensed and third-party offering costs are charged to shareholders’ equity.  Organizational and offering costs will be reimbursed from the gross proceeds of the offering.  As of December 31, 2010, approximately $58,000 of organizational costs have been expensed and are included in general and administrative expense and approximately $1.3 million of offering costs have been charged to shareholders equity.

The advisor performs its duties and responsibilities as our fiduciary under an advisory agreement. The advisory agreement has a one-year term expiring October 14, 2011, and may be renewed for an unlimited number of successive one-year periods upon the mutual consent of our advisor and us. The advisor conducts our operations and manages our portfolio of real estate and real estate-related investments under the terms of the advisory agreement.  Certain of our affiliates will receive fees and compensation in connection with the Initial Public Offering, and the acquisition, management and sale of our real estate investments.

We pay our advisor a monthly asset management fee for the services it provides pursuant to the advisory agreement. The asset management fee  equals one-twelfth of 1.0% of the higher of the cost or the value of each asset, where (A) cost equals the amount actually paid, excluding acquisition fees and expenses, to purchase each asset it acquires, including any debt attributable to the asset (including any debt encumbering the asset after acquisition), provided that, with respect to any properties we develop, construct or improve, cost will include the amount expended by us for the development, construction or improvement, and (B) the value of an asset is the value established by the most recent independent valuation report, if available, without reduction for depreciation, bad debts or other non-cash reserves.  For these purposes, “invested capital” means the original issue price paid for the shares of our common stock reduced by prior distributions identified as special distributions from the sale of our asset.  The asset management fee will be based only on the portion of the cost or value attributable to our investment in an asset if we do not own all of an asset.

The advisor receives 1.75% of the purchase price of a property or investment for its services in connection with the investigation, selection, sourcing, due diligence and acquisition of that property or investment. The purchase price of a property or investment will equal the amount paid or allocated to the purchase, development, construction or improvement of a property, inclusive of expenses related thereto, and the amount of debt associated with such real property or investment. The purchase price allocable for joint venture investments will equal the product of (1) the purchase price of the underlying property and (2) our ownership percentage in the joint venture. We will pay the advisor an origination fee in lieu of an acquisition fee for services in connection with the investigation, selection, sourcing, due diligence, and acquisition of mortgage, subordinated, bridge or other loans of 1.75% of the principal amount of the borrower’s loan obligation or of the purchase price of any loan we purchase including third- party expenses.

The advisor also receives a financing fee equal to 1% of the amount, under any loan or line of credit, made available to us. The advisor may re-allow some or all of this fee to reimburse third parties with whom it may subcontract to procure such financing for us. In addition, to the extent the advisor provides a substantial amount of services in connection with the disposition of one or more of our properties or investments (except for securities that are traded on a national securities exchange), the advisor will receive fees equal to the lesser of (A) 1.5% of the sales price of each property or other investment sold or (B) 50% of the selling commission that would have been paid to a third-party broker in connection with such a disposition. In no event may disposition fees paid to the advisor or its

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 and DECEMBER 31, 2009

8.  RELATED-PARTY TRANSACTIONS – (Continued)

affiliates and unaffiliated third parties exceed in the aggregate 6% of the contract sales price. In addition to the fees payable to the advisor, we reimburse the advisor for all reasonable and incurred expenses in connection with services provided to us, subject to the limitation that we will not reimburse any amount that would cause our total operating expenses at the end of four preceding fiscal quarters to exceed the greater of 2% of our average invested assets or 25% of our net income determined (1) without  reductions for any additions to reserves for depreciation, bad debts or other similar non-cash reserves and (2) excluding any gain from the sale of our assets for the period unless a majority of our independent directors has determined such expenses were justified based on unusual and non-recurring factors. If such excess expenses are not approved by a majority of our independent directors, our advisor must reimburse us at the end of the four fiscal quarters the amount by which the aggregate expenses during the period paid or incurred by us exceed the limitations provided above.  We will not reimburse the advisor for personnel costs in connection with services for which the advisor receives acquisition, origination or disposition fees.  As of December 31, 2010, approximately $677,000 of operating expenses have been incurred on our behalf.  Due to the limitations discussed above and because operating expenses incurred directly by us have exceeded the 2% threshold the amount due to the advisor has not been recorded on our income statement.  Further, approximately $974,000 has been recorded as a receivable from the advisor for the excess operating expenses incurred directly by us.  On March 22, 2011 our Board of Directors, including all of our independent directors, reviewed our total operating expenses for the four fiscal quarters ended December 31, 2009 ( and the four fiscal quarters ended each quarter thereafter) and the four fiscal quarters to end  March 31, 2011 and unanimously determined the excess to be justified because of the costs of operating a public company and our early stages of operating.  Upon this approval these costs, totaling approximately $1.7 million, were expensed and $677,000 became a liability to us.  Our advisor has agreed to defer repayment of these costs until a later date

We have issued 1,000 shares of convertible stock, par value $0.01 per share to our advisor. The convertible stock will convert to shares of common stock if and when: (A) we have made total distributions on the then outstanding shares of our common stock equal to the original issue price of those shares plus an 8% cumulative, non-compounded, annual return on the original issue price of those shares or (B) subject to specified conditions, we list our common stock for trading on a national securities exchange. A “listing” will be deemed to have occurred on the effective date of any merger of the Company in which the consideration received by the holders of our common stock is the securities of another issuer that are listed on a national securities exchange. Upon conversion, each share of convertible stock will convert into a number of shares of common stock equal to 1/1000 of the quotient of (A) 15% of the excess of (1) our “enterprise value” (as defined in our charter) plus the aggregate value of distributions paid to date on the outstanding shares of our common stock over the (2) aggregate purchase price paid by the stockholders for those shares plus an 8% cumulative, non-compounded, annual return on the original issue price of those shares, divided by (B) our enterprise value divided by the number of outstanding shares of common stock, in each case calculated as of the date of the conversion. In the event an event triggering the conversion occurs after the advisory agreement with the advisor is not renewed or terminates (other than because of a material breach by the advisor), the number of shares of common stock the advisor will receive upon conversion will be prorated to account for the period of time the advisory agreement was in force.

We may pay Bluerock REIT Property Management, LLC, a wholly-owned subsidiary of the advisor, a property management fee up to 4% of the monthly gross income from any properties it manages. In general we contract property management services for properties directly to non-affiliated third parties, in which event we will pay the advisor an oversight fee equal to 1% of monthly gross revenues of such properties.

All of our executive officers and some of our directors are also executive officers, managers and/or holders of a direct or indirect controlling interest in the advisor and other Bluerock-affiliated entities.  As a result, they owe fiduciary duties to each of these entities, their members and limited partners and investors, which fiduciary duties may from time to time conflict with the fiduciary duties that they owe to us and our stockholders.

Some of the material conflicts that the advisor or its affiliates face are: 1) the determination of whether an investment opportunity should be recommended to us or another Bluerock-sponsored program or Bluerock-advised investor; 2) the allocation of the time of key executive officers, directors, and other real estate professionals among the Company, other Bluerock-sponsored programs and Bluerock-advised investors, and the activities in which they are involved; 3) the fees received by the advisor and its affiliates in connection with transactions involving the purchase, origination, management and sale of investments regardless of the quality of the asset acquired or the service provided us; and 4) the fees received by the advisor  and its affiliates in connection with our public offering of equity securities.

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 and DECEMBER 31, 2009

8.  RELATED-PARTY TRANSACTIONS – (Continued)

Summarized below are the related-party costs incurred by us for the year ended December 31, 2010 and 2009, and any related payable and receivable amounts as of December 31, 2010:

	Incurred For the Year ended		Payable	Receivable
	December 31, 2010	December 31, 2009	As of December 31, 2010
Asset Management and Oversight Fee	$223,436	$9,140	$232,576	$ -
Acquisitions Costs	362,766	191,953	81,776	-
Financing Fees	75,064	43,875	14,491	-
Reimbursable Operating Expenses	973,607	-	-	973,607
Reimbursable Offering Costs	507,656	-	-	-
Reimbursable Organizational Costs	49,931	-	49,931	-
Other	92,515		70,585
Total	$2,284,975	$244,968	$449,359	$973,607

In addition to the amounts incurred by the Company as shown above, our advisor has incurred the following on our behalf:

$2.3 million of offering costs which will become payable as additional offering proceeds are raised to the extent that selling commissions, dealer manager fees and other organization and offering costs do not exceed 15% of gross offering proceeds.

$677,000 of operating expenses which became payable to our advisor on March 22, 2011 upon approval by our Board of Directors.

9.  STOCKHOLDERS’ EQUITY

Common Stock

We are offering and selling to the public up to 100,000,000 shares of our $.01 par value common stock for $10.00 per share, with discounts available for certain categories of purchasers. We are also offering up to 30,000,000 shares of our $.01 par value common stock to be issued pursuant to our distribution reinvestment plan at $9.50 per share.

Convertible Stock

We have issued to our advisor 1,000 shares of our convertible stock for an aggregate purchase price of $1,000. Upon certain conditions, the convertible stock will convert to shares of common stock with a value equal to 15% of the excess of (i) our enterprise value (as defined in our charter) plus the aggregate value of distributions paid to stockholders over (ii) the aggregate purchase price paid by stockholders for our shares plus a 8% cumulative, non-compounded, annual return on the original issue price paid for those outstanding shares

Equity Compensation Plan

We have adopted the Bluerock Enhanced Multifamily Trust, Inc. Long Term Incentive Plan, which we refer to as the Incentive Plan, in order to enable us to (1) provide an incentive to our employees, officers, directors, and consultants and employees and officers of our advisor to increase the value of our common stock, (2) give such persons a stake in our future that corresponds to the stake of each of our stockholders, and (3) obtain or retain the services of these persons who are considered essential to our long-term success, by offering such persons an opportunity to participate in our growth through ownership of our common stock or through other equity-related awards. We intend to issue awards only to our independent directors under our Incentive Plan (which awards will be granted under the independent director’s compensation plan).  We have reserved and authorized an aggregate number of 2,000,000 shares of our common stock for issuance under the Incentive Plan.

Stock-based Compensation for Independent Directors

Our independent directors received an automatic grant of 5,000 shares of restricted stock on the effective date of the Initial Public Offering and will receive an automatic grant of 2,500 shares of restricted stock at each annual meeting of our stockholders thereafter. Each person who thereafter is elected or appointed as an independent director will receive an automatic grant of 5,000 shares of restricted stock on the date such person is first elected as an independent director and an automatic grant of 2,500 shares of restricted stock at each annual meeting of our stockholders thereafter. To the extent allowed by applicable law, the independent directors will not be

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 and DECEMBER 31, 2009

9.  STOCKHOLDERS’ EQUITY– (Continued)

required to pay any purchase price for these grants of restricted stock. The restricted stock will vest 20% at the time of the grant and 20% on each anniversary thereafter over four years from the date of the grant. All restricted stock may receive distributions, whether vested or unvested. The value of the restricted stock to be granted is not determinable until the date of grant.

A summary of the status of our non-vested shares as of December 31, 2010 and 2009, and changes during the years ended December 31, 2010 and 2009, is presented below:

Non Vested shares	Shares	Weighted average grant-date fair value
Balance at January 1, 20$09	$ -	$-
Granted	15,000	150,000
Vested	(3,625)	(36,250)
Forfeited	-	-
Balance at December 31, 2009	11,375	$113,750
Granted	7,500	75,000
Vested	(5,688)	(56,875)
Forfeited	-	-
Balance at December 31, 2010	$13,188	$131,875

At December 31, 2010 and 2009, there were $131,875 and $113,750, respectively of total unrecognized compensation cost related to unvested stock options granted under the Plan. That cost is expected to be recognized over a period of four years. The total fair value of shares vested during the year ended December 31, 2010 was $56,875.

The Company currently uses authorized and unissued shares to satisfy share award exercises.

Distributions

We paid our first distribution effective June 1, 2010.  Distributions, including distributions paid by issuing shares under the DRIP, for the year ended December 31, 2010 were as follows:

	Distributions
2010	Declared	Paid
Fourth Quarter	$115,907	$108,782
Third Quarter	89,432	77,374
Second Quarter	27,655	$6,552

Distributions are calculated based on stockholders of record each day during the period at a rate of $0.00191781 per share per day and equal a daily amount that, if paid each day for a 365-day period, would equal a 7.0% annualized rate based on a purchase price of $10.00 per share.

10.  ECONOMIC DEPENDENCY

We are dependent on the advisor for certain services that are essential to us, including the identification, evaluation, negotiation, purchase and disposition of properties and other investments; management of the daily operations of our real estate portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, we will be required to obtain such services from other sources.

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 and DECEMBER 31, 2009

11.  LEGAL MATTERS

From time to time, we may become party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on its results of operations or financial condition

12.  SUBSEQUENT EVENTS

Status of the Offering

Our offering was suspended from November 17, 2010 until March 2, 2011 in connection with our determination to restate certain of our financial statements.

Distributions Paid

Month	Date Paid	Total Distribution	Cash Distribution	Dollar amount of Shares Issued pursuant to DRIP
December 2010	January 3, 2011	$40,286	$40,286	-
January 2011	February 3, 2011	40,286	25,098	$15,188
February 2011	March 1, 2011	36,468	23,752	12,716

Distributions Declared

On January 13, 2011 our Board of Directors declared distributions based on daily record dates for the period from January 13, 2011 through March 31, 2011.

On March 22, 2011, our Board of Directors declared distributions based on daily record dates for the period from April 1, 2011 through July 31, 2011.  Distributions payable to each stockholder of record were or will be paid in cash on or before the 15th day of the following month.

Distributions are calculated based on stockholders of record per day during the period at a rate of $0.00191781 per share per day and equal a daily amount that, if paid each day for a 365-day period, would equal a 7.0% annualized rate based on a purchase price of $10.00 per share.

Affiliate Note Payable

On January 20, 2011, BEMT Meadowmont, LLC, a wholly owned subsidiary of our operating partnership (“BEMT Meadowmont”) entered into an agreement with Bluerock Special Opportunity + Income Fund II, an affiliate of our sponsor (“SOIF II”) for a line of credit represented by a promissory note (the “Note”).  Under the terms of the Note, BEMT Meadowmont may borrow, from time to time, up to $500,000, for general working capital.  The Note has a six-month term from the date of the first advance and matures on July 20, 2011.  It bears interest compounding monthly at a rate of 30-day LIBOR + 5.00%, subject to a minimum rate of 7.00%, annualized.  Interest on the loan will be paid on a current basis from cash flow distributed to us from BR Meadowmont JV Member, LLC (the “Meadowmont JV Member”).  The Note is secured by a pledge of our indirect membership interest in the Meadowmont Property and a pledge of our direct membership interest in the Meadowmont JV Member.  On January 23, 2011 we borrowed $150,000.